CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 12, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

NEW MINE BOOSTS CAMBIOR'S NET EARNINGS TO $7.3 MILLION IN FIRST QUARTER OF 2004

HIGHLIGHTS

- *Net earnings of $7.3 million ($0.03 per share)*
- *13% increase in gold output to 152,000 ounces, following start-up at Rosebel*
- *Cash flow from operating activities increased to $7.8 million from $0.5 million*
- *Gold hedging reduced to 246,000 ounces*
- *Offer to consolidate Niobec ownership*

For the first quarter ended March 31, 2004, revenues totalled $59.4 million as compared to $45.6 million for the same period last year. Cambior reported net earnings of $7.3 million ($0.03 per share) and cash flow from operating activities of $7.8 million for the first quarter, compared to a loss of $2.3 million ($0.01 per share) and cash flow of $0.5 million for the corresponding quarter in 2003. The start-up of the Rosebel mine contributed to the increase in revenues and profitability, and offset cost increases at the Canadian operations. Profitability was also favourably impacted by the recognition of a tax benefit of $4.0 million for losses incurred during the exploration phase at Rosebel.

CAPITAL EXPENDITURES

Capital expenditures during the first quarter totalled $28.9 million and were mainly for the completion of construction and start of commercial production at the Rosebel mine. The Company also converted $58.7 million in short-term money market instruments into cash during the period.

The Company's cash and short-term investments were reduced by $28.5 million, mainly as a result of funding capital expenditures and investment in shares of publicly-traded companies.

GOLD HEDGING PROGRAM

In accordance with its stated policy with respect to gold hedging, the Company reduced its forward sales delivery commitments from 746,000 ounces at December 31, 2003 to 498,000 ounces at March 31, 2004. Subsequent to the end of the quarter, the Company further reduced the hedge book to 246,000 ounces.

The Company will continue to reduce its hedge book during the year through an ongoing delivery and buy-back program.

PRODUCTION HIGHLIGHTS

Cambior produced 152,000 ounces of gold at a mine operating cost of $240 per ounce in the first quarter of 2004, compared to 134,000 ounces at $252 per ounce for the corresponding quarter in 2003. The increase in gold production, despite the planned reduction at the Omai mine and the temporary shutdown of the Mouska mine due to the deepening of the internal shaft, reflects the commencement of commercial production at the Rosebel mine on February 11, 2004. Lower unit operating costs for the first quarter of 2004 resulted from the start-up of the Rosebel mine and a higher grade at Omai, which more than offset the impact of the stronger Canadian dollar (relative to the U.S. dollar) at the Canadian operations and high fuel costs at Omai. The mine operating cost for the first quarter of 2003 had been negatively impacted by the hoist breakdown at the Doyon mine.

The **Omai** mine had a very strong quarter, producing 72,000 ounces of gold at a mine operating cost of $208 per ounce, compared to 74,400 ounces at a mine operating cost of $241 per ounce for the same period last year. The lower unit cost was achieved due to higher grade and gold recovery, and despite the planned lower mill throughput.

For the first quarter of 2004, the **Doyon** Division produced 43,500 ounces at a mine operating cost of $327 per ounce, which compares to 51,800 ounces at $272 per ounce for the corresponding quarter in 2003. The decline in production and the rise in operating costs were mainly due to the temporary shutdown of the Mouska mine caused by the deepening of the internal shaft from January to October 2004, as well as the stronger Canadian dollar.

Cambior's share of gold production from the **Sleeping Giant** mine amounted to 8,700 ounces at a mine operating cost of $305 per ounce, compared to 7,700 ounces at $235 per ounce for the corresponding quarter last year. Higher cash costs for the quarter, despite a higher mill throughput, were due to additional definition drilling, higher stoping costs and, more importantly, a stronger Canadian dollar.

Cambior's share of niobium sales from the **Niobec** mine increased slightly in the first quarter of 2004 to $6.1 million from $4.7 million for the corresponding quarter in 2003. This 30% increase in sales is due to increased demand in the worldwide steel industry.

The **Rosebel** mine in Suriname achieved commercial production on February 11, 2004 in accordance with the initial schedule and budget. The opening ceremony for the Rosebel mine, held on April 10, 2004, was a success. Nearly 1,500 guests attended the event, including the President of Suriname, His Excellency Ronald Venetiaan, government ministers and senior officials, and representatives from neighbouring communities.

Louis P. Gignac, President and Chief Executive Officer of Cambior, and His Excellency Ronald Venetiaan officiated at the opening of the new Rosebel mine. Mr. Gignac stated, "We are proud of our accomplishments, which allowed us to develop and construct the Rosebel mine quickly, on schedule and within our original budget. We would like to draw particular attention to the remarkable efforts of our construction and development team, our suppliers and contractors, as well as the support of the surrounding communities. We hope that the Rosebel mine will have a long life with a significant positive impact on the surrounding communities and the general population of Suriname."

Since the beginning of commercial production, the Rosebel mine has produced 27,300 ounces at a mine operating cost of $163 per ounce, which represents the lowest cash cost of any Cambior mine. Unit costs are better than expected due to lower energy costs. A reconciliation of ore production and mineral reserve estimates for the first quarter shows a gain of 8% in tonnage and 4% in grade for a total gain of 12% in ounces. Rosebel is scheduled to process 4.6 million tonnes of ore in 2004 at an average grade of 1.8 g Au/t and a gold process recovery of 93%, for production of 245,000 ounces of gold at an average mine operating cost of $184 per ounce.

ACQUISITION: SEQUOIA MINERALS INC.

On April 21, 2004, Cambior and Sequoia Minerals Inc. ("*Sequoia*") announced that their respective Boards of Directors had unanimously approved a proposed merger transaction. As a result, Cambior will acquire the remaining 50% interest in the Niobec mine owned by Sequoia and assume the full operatorship of the mine. Under the merger agreement, Sequoia shareholders will receive one Cambior share for each 6.3 Sequoia shares. This transaction is scheduled to close immediately following its approval by Sequoia shareholders at their special meeting to be held in the second quarter of 2004.

The acquisition of the outstanding interest in the Niobec mine is consistent with Cambior's growth strategy. Cambior has been involved with this asset for more than 17 years as a joint venture participant. This asset is a solid free cash flow generator and will be a good complement to the Company's gold operations. Once the transaction has closed, Cambior intends to introduce its innovation and continuous improvement approach at the operation to increase its value over time.

EXPLORATION AND BUSINESS DEVELOPMENT

Cambior has initiated an aggressive, $25 million exploration and business development program for 2004, focused primarily on its mines and advanced exploration projects. During the first quarter of 2004, Cambior invested $6.5 million, including $1.8 million allotted for off-site exploration. The majority of the work during the quarter is summarized as follows:

Exploration - Canada:

The third wedge from the main hole drilled last year on the **Westwood** property was completed by the end of the first quarter. The most significant results were: 1.5 g Au/t over 23.5 m, 1.8 g Au/t over 7 m, 10.9 g Au/t over 1 m and 4.0 g Au/t over 2.8 m in the North Corridor; and 9.4 g Au/t over 1.5 m, 44.9 g Au/t over 0.7 m, 1.7 g Au/t over 22 m and 2.4 g Au/t over 6.8 m in the Westwood horizon. The increase of sulfide content, the continuity of anomalous and sub-economic gold intervals combined with short high-grade gold intersections and strong alteration clearly indicate a major mineralized system related to the Westwood area at depth. The geological parameters are typical of the sulfide deposit settings of the Bousquet and LaRonde mines. The second main hole, with a planned depth of 2,500 meters, is well underway and should be completed during the second quarter of 2004.

Cambior also initiated a 2.6 km exploration drift from the 14th level of the Doyon mine to the eastern edge of the **Doyon** property with the objective of reaching the Westwood area by the end of 2006, and will carry out underground exploration drilling as the drift progresses. At the beginning of May 2004, the Company had completed 180 meters of the drift. The total budget for this project is approximately $6 million over the next three years.

Some 2,750 meters of drilling were completed in March 2004 on the **Gémini-Turgeon** project located in Abitibi, approximately 80 km north of La Sarre, Québec. New results indicate continuity of Zone 51 (3.9 g Au/t over 6 m), the presence of a major alteration pattern associated with a fault zone and some specific geological features. Detailed geological studies will be completed before additional drilling. Elsewhere on the property, east of Zone 51 and in the general area of Zone A, several sulfide horizons with either copper or zinc enrichment were also intersected and merit further investigations.

A total of 5,700 meters of drilling were completed on the **Estrées-Caribou** property (Casa-Bérardi camp) and the Val d'Or camp. The geological context on the Estrées-Caribou property displays strong similarities with the Gémini-Turgeon project. Several induced polarization anomalies were verified and showed localized alteration and sulfide zones anomalous in Zn and Cu. In the Val d'Or camp, results indicate an interesting structural context, sulfide zones and quartz systems in the global extensions of several gold occurrences. However, no significant results were obtained apart from one hole drilled to test the distant Akasaba mine extension, which returned 9.8 g Au/t over 2 meters, 2.2 g Au/t over 5.2 meters and 7.3 g Au/t over 2.1 meters. The next phase of exploration will focus on the Akasaba-Valdora gold-bearing hydrothermal system and on new untested targets related to the Cadillac Fault and the Vicourt gabbro sill.

Exploration –Guiana Shield:

CAMP CAIMAN GOLD PROJECT / FRENCH GUIANA

Capital expenditures are budgeted at $5.2 million for 2004, and $2.1 million was invested in the first quarter.

A total of 11,454 meters of drilling in 209 holes (4,723 meters of core drilling in 51 holes and 6,731 meters of reverse circulation drilling in 158 holes) resulted in the completion of definition drilling in the Scout and CC-88 pit areas, better definition of Zone CC-08 and completion of condemnation drilling in the mill area. Exploratory drilling was also done to better define the mineralized zones to the north and west of Zone CC-88, as well as to the west of the Scout Zone. The drilling in the CC-88 and Scout zones allowed a better definition of the geological models, and the revised 3-D numerical modeling is now underway. An updated resource estimate is expected during the second quarter of 2004. Drilling completed on Zone CC-08 indicates the continuity of the gold mineralization between the CC-88 and Scout zones. The best intersection showed 2.5 g Au/t over 9 meters drilled.

Supporting studies for the Feasibility Study and the Environmental Impact Assessment were ongoing during the first quarter.

ROSEBEL / SURINAME

A 34,000-meter drilling program, budgeted at $4.0 million for 2004, was recently initiated. The program was originally scheduled to begin in the first quarter of 2004 but was slightly delayed due to the late delivery of the drills. The drilling campaign is aimed at increasing reserves in the known deposits and finding new deposits. Drill results are expected during the summer.

APPOINTMENT

Mr. Raynald Vézina, Senior Vice President, Canada, recently advised the Company that he would be retiring in July 2004, after more than 30 years in the mining industry. During his 16 year with Cambior, Mr. Vézina made many outstanding contributions and came to be recognized and highly valued for his characteristic fairness and generosity. Mr. Louis P. Gignac, President and Chief Executive Officer of Cambior, has accepted Mr. Vézina's decision with regret.

To assume the leadership of its Canadian operations, the Company is pleased to announce that Mr. Jacques Perron is rejoining Cambior as Vice President, Canada. Mr. Perron is a mining engineer educated at École Polytechnique in Montreal. He has approximately 20 years of experience in the mining industry and has worked for several major Canadian mining companies, including Cambior from 1989 to 2000.

OUTLOOK 2004

Louis P. Gignac, President and Chief Executive Officer, stated: "We are very pleased to announce our third consecutive quarter of profitability. Our operations met their objectives stated at the beginning of the year and we reiterate our total production target of 705,000 ounces of gold for 2004, which will represent record gold production for our Company. The start-up of the Rosebel mill and commencement of commercial production were completed without problems and the start-up of operations was one of the smoothest I have seen during my time with Cambior. With the closing of the transaction to acquire Sequoia, the Company will benefit from an asset we have known very well for over 17 years as a co-owner of the Niobec mine. This mine generates solid cash flow and possesses significant mineral reserves with excellent growth potential. With our aggressive exploration and business development program, the next few quarters will be particularly active, with the publication of drilling results at Rosebel and Westwood and a new mineral resource estimate at the Camp Caiman gold project″.

Consolidated Financial Statements

The consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the first quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the First Quarter 2004 Results Conference Call

Cambior will host a conference call on **May 13, 2004** at 9:00 a.m., local time, to discuss its first quarter results.

Financial analysts are invited to participate in the call by dialling 1-800-289-6406 in North America. Outside of North America, please dial (416) 620-2400. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21194517. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, the negotiation and closing of the Sequoia merger, the anticipated benefits of this transaction for Cambior, Sequoia and their respective shareholders, and the incorporation of the full operatorship of the Niobec mine into

Cambior's activities (including forward-looking statements relating to the Niobec mine itself, its reserves and niobium world markets), the reduction of hedging, future commercial production, sales and financial results, production targets and timetables, the evolution of mineral reserves, mine operating costs, capital expenditures, work programs, development plans, and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production, the possibility of the Sequoia merger not materializing, and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Toll Fee in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-11

CAMBIOR INC.

HIGHLIGHTS

(unaudited) All amounts in US dollars	First Quarter ended March 31,	
	2004	2003
RESULTS *(in millions of $)*		
Revenues	**59.4**	45.6
Cash flow from operating activities	**7.8**	0.5
Adjusted cash flow from operating activities[1]	**10.8**	3.6
Net earnings (loss)	**7.3**	(2.3)
PER SHARE *($)*		
Net earnings (loss)	**0.03**	(0.01)
Basis weighted average number of common shares outstanding (in millions)	**241.0**	164.2
GOLD		
Number of ounces produced (000)	**152**	134
Number of ounces sold (000)	**144**	128
Average realized price ($ per ounce)	**363**	306
Average market price ($ per ounce)	**408**	352
Mine operating costs ($ per ounce)	**240**	252
FINANCIAL POSITION *(in millions of $)*	**March 31, 2004**	December 31, 2003
Cash and short-term investments	**67**	95
Total assets	**501**	498
Total debt	**64**	64
Deferred revenue	**21**	24
Shareholders' equity	**345**	338

[1]   Cash flow from operating activities presented less deferred revenue.

GOLD PRODUCTION STATISTICS	First Quarter ended March 31,	
(unaudited)	**2004**	2003
Omai (100%)		
Production (ounces)	**72,000**	74,400
Tonnage milled (t)	**1,389,400**	1,752,000
Grade milled (g Au/t)	**1.73**	1.47
Recovery (%)	**93**	90
Mine operating costs ($ per tonne milled)	**11**	10
Mine operating costs ($ per ounce)	**208**	241
Depreciation, depletion and amortization ($ per ounce)	**39**	36
Doyon Division [1]		
Production (ounces)	**43,500**	51,800
Tonnage milled (t)		
Underground mines	**303,500**	256,700
Low grade stockpile	**29,000**	55,000
Total	**332,500**	311,700
Grade milled (g Au/t)		
Underground mines	**4.6**	6.4
Low grade stockpile	**1.0**	1.0
Average	**4.2**	5.4
Recovery (%)	**95**	95
Mine operating costs ($ per tonne milled)	**43**	45
Mine operating costs ($ per ounce)	**327**	272
Depreciation, depletion and amortization ($ per ounce)	**87**	67
Sleeping Giant (50%)		
Production (ounces)	**8,700**	7,700
Tonnage milled (t)	**23,700**	20,300
Grade milled (g Au/t)	**11.8**	12.1
Recovery (%)	**97**	97
Mine operating costs ($ per tonne milled)	**112**	89
Mine operating costs ($ per ounce)	**305**	235
Depreciation, depletion and amortization ($ per ounce)	**65**	49
Rosebel (100%) [2]		
Production (ounces)	**27,300**	-
Tonnage milled (t)	**669,200**	-
Grade milled (g Au/t)	**1.59**	-
Recovery (%)	**91**	-
Mine operating costs ($ per tonne milled)	**7**	-
Mine operating costs ($ per ounce)	**163**	-
Depreciation, depletion and amortization ($ per ounce)	**41**	-
TOTAL GOLD PRODUCTION (ounces)	**151,500**	133,900
MINE OPERATING COSTS ($ per ounce)	**240**	252

[1] Includes the Doyon and Mouska mines.

[2] Commencement of production in February 2004.

GOLD PRODUCTION STATISTICS (continued)

CONSOLIDATED GOLD PRODUCTION COSTS *($ per ounce)*	First Quarter ended March 31,	
(unaudited)	**2004**	2003
Direct mining costs	**230**	242
Deferred stripping costs	**10**	9
Refining and transportation	**2**	2
By-product credits	**(2)**	(1)
Mine operating costs	**240**	252
Royalties	**13**	11
Total operating costs	**253**	263
Depreciation, depletion and amortization	**55**	49
Restoration	**4**	3
Total production costs	**312**	315

FIRST QUARTER 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2003, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the quarterly unaudited financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration budgets, mineral reserve and resource estimates and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well at the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

Cambior Inc.

During the first quarter of 2004, highlights included:
- Gold production of 151,500 ounces
- Commencement of production at Rosebel in February
- Cash flow from operating activities of $7.8 million
- Net earnings of $7.3 million (3¢ per share)
- Reduction of hedge book by 33% or 248,000 ounces during the first quarter as part of hedge reduction program
- Flow-through financing for $0.4 million (Cdn $0.5 million)
- Announcement of an offer for the acquisition of the remaining 50% in the Niobec mine

CONSOLIDATED OPERATIONS

During the first quarter of 2004, Cambior realized net earnings of $7.3 million compared to a net loss of $2.3 million in the first quarter of 2003. Higher gold and niobium sales, a non-hedge derivative gain and a future income tax recovery resulting from recognition of Rosebel tax assets contributed to the increase in net earnings.

The table below summarizes the operating profit from mining operations and indicates the net earnings (loss) in accordance with Canadian GAAP:

	First Quarter ended March 31,	
(in millions of $)	**2004**	2003
Revenues	**59.4**	45.6
Operating costs	**42.6**	36.1
Refining and transportation	**0.6**	0.5
Royalties	**2.1**	1.4
Mining operations	**45.3**	38.0
Depreciation, depletion and amortization	**8.4**	7.0
Total mine expenses	**53.7**	45.0
Operating profit	**5.7**	0.6
Net earnings (loss)	**7.3**	(2.3)

The increase on mine operating profit in the first quarter of 2004 compared to the corresponding period in 2003 was due to an increase in gold ounces sold resulting from the commencement of production at Rosebel during the quarter and to a higher average realized price. This increase in revenues was partially offset by higher operating costs due to the start-up of Rosebel operations, the strength of the Canadian dollar in the Canadian mining operations, and higher royalty expenses on the Doyon and Rosebel production.

REVENUES

	First Quarter ended March 31,	
	2004	2003
Ounces of gold sold	**144,100**	128,300
Revenues *(in millions of $)*		
Gold	**52.6**	38.8
Niobium	**6.1**	4.7
Investment, other income and gain (loss) on foreign exchange	**0.7**	2.1
Total	**59.4**	45.6

For the first quarter of 2004, revenues totalled $59.4 million compared to $45.6 million for the corresponding quarter of 2003. Gold sales totalled 144,100 ounces compared to 128,300 ounces sold during the corresponding period in 2003 due to the commencement of production at Rosebel on February 11, 2004.

REVENUES (continued)

The realized price per ounce of gold sold amounted to $363 compared to $306 in 2003. The average market price per ounce of gold was $408 for the quarter, versus $352 in the corresponding period of 2003. The lower realized price is due to Cambior delivering a portion of its production against forward sales contracts outstanding.

Niobium sales for the quarter amounted to $6.1 million compared to $4.7 million in 2003 due to higher sales volume and an increase in realized price.

Investment and other income decreased by $1.0 million mainly due to the one-time gain on disposal of equipment in 2003. Gain (Loss) on foreign exchange also decreased by $0.9 million in 2004.

EXPENSES

Mine operating costs in the first quarter of 2004 totalled $45.3 million, compared to $38.0 million incurred during the corresponding quarter of 2003 due to the commencement of production at Rosebel and the strengthening of the Canadian dollar from $1.51 Cdn/$US in the first quarter for 2003 to $1.32 Cdn/$US in the first quarter of 2004, which added $3.1 million to mine operating costs. In terms of unit costs, mine operating costs were $240 per ounce in 2004, lower than the $252 per ounce for 2003 due to the impact of lower mine operating costs at Rosebel compared to other operating mines.

Gold production and unit mine operating costs were:

| | First Quarter ended March 31, | | | |
| | 2004 | | 2003 | |
	Ounces produced	Mine operating costs ($/ounce)	Ounces produced	Mine operating costs ($/ounce)
Omai mine	72,000	208	74,400	241
Doyon Division	43,500	327	51,800	272
Sleeping Giant mine (50%)	8,700	305	7,700	235
Rosebel (100%)	27,300	163	-	-
	151,500	240	133,900	252

Depreciation, depletion and amortization amounted to $8.4 million for the first quarter of 2004 compared to $7.0 million in the corresponding quarter of 2003 due to Rosebel.

Exploration and business development expenses totalled $1.8 million during the first quarter of 2004 compared to $1.0 million for the first quarter of 2003. Outlays during the first quarter of 2004 were mainly incurred on projects in Canada and Peru.

General and administrative expenses were $2.4 million during the first quarter of 2004 compared to $2.0 million, the increase resulting mainly from the strengthening of the Canadian dollar.

Financial expenses in the first quarter of 2004 were $0.6 million compared to $1.5 million in the first quarter of 2003 due to the write-off of deferred financial charges of $1.1 million related to the 2001 credit facility in the first quarter of 2003. In addition, financial expenses of $0.3 million were capitalized on the Rosebel project during the first quarter of 2004 compared to $0.3 million in the first quarter of 2003.

EXPENSES (continued)

In conjunction with the commencement of production at Rosebel in the first quarter of 2004, the Company recognized, at March 31, 2004, the value of the future income tax asset related to the excess tax values over accounting values of Rosebel assets and of accumulated tax losses, calculated at a rate of 36%, for an amount of $4.0 million. Such future income tax assets had been the subject of a valuation allowance in prior years. The Company now estimates that it is more likely than not that such future income tax assets related to Rosebel will be realized and thus is required to reflect this recovery in the quarter. (See Note 11 of the attached unaudited interim consolidated financial statements).

In 2004, the Company adopted, retroactively, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Section 3110 "Accounting for asset retirement obligations" (see Notes 2 and 6 of the attached unaudited interim consolidated financial statements). The new recommendations require that the Company recognize the fair value of an estimated liability for the future cost of restoring the mining sites upon termination of operations, with a corresponding increase in the carrying value of the related long-lived assets. Expenses now include the amortization of the amount added to the asset and the accretion expense related to the discounted liability, which are non-cash adjustments. Comparative data were adjusted accordingly.

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments" (see Notes 2 and 10 of the attached unaudited interim consolidated financial statements), which now require that the fair value-based method be applied to awards granted to employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of five years. The stock-based compensation expense for the first quarter of 2004 was $222,000.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

In accordance with its objective of reducing its gold forward sales commitments to 52,000 ounces by the end of 2004 through a combination of delivery of production against outstanding contracts and opportunistic buy-backs, Cambior reduced its hedging commitments by 33% or 248,000 ounces of gold compared to its position at December 31, 2003. Cambior repurchased 203,000 ounces of gold from its gold hedging program at an average price of $399 per ounce during the first quarter of 2004. Of this purchase, 85,000 ounces will be used to close gold hedging contracts in the future and were marked-to-market at the end of the quarter; some 20,000 ounces were used to close call options sold and the impact was accounted for as non-hedge derivative loss. The remaining 98,000 ounces were used to buy-back forward positions and were accounted as follows:

(in millions of dollars)	$
Increase of deferred losses	5.6
Increase of accounts payable and accrued liabilities	(5.6)
Decrease of income	2.5
Decrease of cash	(2.5)

Deferred losses will be recognized and accounts payable will be paid during the second quarter of 2004.

The fair value of the total gold delivery commitments, calculated at the gold price of $424 per ounce as at March 31, 2004, was a negative value of $51.8 million. The details of the hedging portfolio as of March 31, 2004, are included in Note 12 of the attached unaudited interim consolidated financial statements.

REVENUE PROTECTION PROGRAM AND GOLD MARKET (continued)

Between March 31, 2004 and May 11, 2004, the Company reduced its hedge commitments through buy-backs of 267,000 additional ounces at an average price of $389 per ounce.

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market valuation is based on the market price, rate of interest, gold lease rate and volatility. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of such transactions is included in the Consolidated Statement of Operations.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	March 31, 2004	December 31, 2003	March 31, 2003	December 31, 2002
Closing gold market price ($/oz)	**424**	417	335	343
(in millions of $)				
Mark-to-market value of hedge derivative instruments	**(48.3)**	(59.7)	(23.4)	(37.3)
Mark-to-market value of non-hedge derivative instruments recognized on the balance sheet	**(3.5)**	(7.8)	(4.7)	(6.4)
Estimated mark-to-market value – Revenue protection program	**(51.8)**	(67.5)	(28.1)	(43.7)

	First Quarter ended March 31,	
(in millions of $)	**2004**	2003
Impact on earnings of variation of the mark-to-market value of non-hedge derivative instruments		
Mark-to-market value at the end of period	**(3.5)**	(4.7)
Mark-to-market value at the beginning of period	**(7.8)**	(6.4)
	4.3	1.7
Loss arising from the exercise of call options sold and gold purchase commitments	**(1.7)**	-
Non-hedge derivative gain [1]	**2.6**	1.7

(1) See Note 12 of the attached unaudited interim consolidated financial statements.

The negative $3.5 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiry date of these instruments at each end of period.

CONSOLIDATED CASH FLOWS

Operating activities

For the first quarter of 2004, cash flows from operating activities were $7.8 million compared to $0.5 million for the same period in 2003. The difference is mainly due to a higher operating profit, explained by the commencement of production at Rosebel, improve contribution from Niobec, a higher gold price and a reduction in working capital.

Investing activities

Investment in property, plant and equipment for the first quarter of 2004 totalled $28.9 million compared to $19.5 million for the same period in 2003. Investments were principally for the completion of the Rosebel project construction ($16.3 million), mining equipment for operations and development drilling at Rosebel ($3.0 million), underground development and exploration at the Doyon Division ($4.4 million) and exploration and development drilling and technical studies on the Camp Caiman project in French Guiana ($2.1 million).

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 90 days. In accordance with accounting pronouncements, these are classified as short-term investments. As the investments matured, the proceeds of $58.7 million were added to the cash balance.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. During the first quarter of 2004, net investments amounted to $7.1 million.

Financing activities

During the first quarter of 2004, some 0.3 million common shares were issued pursuant to the exercise of options and the issuance of flow-through shares for net proceeds of $0.6 million. The Company has also entered into an agreement to issue 0.6 million flow-through shares of for gross proceeds of 1.9 million by the end of April 2004.

As scheduled, the Company repaid $1.0 million in long-term debt. The lenders have agreed to release the restricted cash of $10.0 million being held until the achievement of commercial production at the Rosebel project. Loan repayments under the 2003 Credit facility will begin at the end of the second quarter of 2004.

CONSOLIDATED BALANCE SHEETS

The Company's total assets amounted to $501.1 million at March 31, 2004, compared to restated total assets of $498.4 million at December 31, 2003. Property, plant and equipment totalled $364.9 million compared to a restated total of $355.0 million at December 31, 2003.

Cash and short-term investments of $66.7 million, were down by $28.5 million from the end of 2003 due to investing activities partially offset by cash flow from operating activities.

The net cash position is as follows:

(in millions of $)	March 31, 2004	December 31, 2003
Cash and short-term investments	66.7	95.2
Long-term debt	(63.5)	(64.2)
Net cash	3.2	31.0

Shareholders' equity totalled $345.0 million as at March 31, 2004, compared to the restated total of $338.3 million at the end of December 2003. The difference is mainly due to the net earnings for the first quarter of 2004.

NON-GAAP MEASURES

We have included a measure of adjusted cash flow from operating activities, because we believe that this information will help investors understand the level of the Company's operational cash flow from operating activities and assess its performance in 2004 compared to the prior year. These performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliation of this non-GAAP performance measure is as follows:

Reconciliation of adjusted cash flow from operating activities to GAAP cash flow from operating activities

	First Quarter ended March 31,	
(in millions of dollars)	2004 ($)	2003 ($)
Cash flow from operating activities (GAAP)	7.8	0.5
Plus :		
Deferred revenue - Delivery of gold on the prepaid forward	3.0	3.1
Adjusted cash flow from operating activities	10.8	3.6

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2004**	2003
March 31	(Closing)	**1.3113**	1.4678
December 31	(Closing)	**-**	1.2965
First Quarter	(Average)	**1.3179**	1.5102

Longueuil
May 12, 2004

CONSOLIDATED OPERATIONS	First Quarter ended March 31,	
(unaudited)	**2004**	2003
(in thousands of United States dollars, except for amounts per share)	**$**	$
REVENUES		
Mining operations	**59,643**	43,983
Investment and other income	**285**	1,302
Gain (Loss) on foreign exchange	**(544)**	353
	59,384	45,638
EXPENSES		
Mining operations	**45,270**	38,046
Depreciation, depletion and amortization	**8,388**	7,013
Exploration and business development	**1,766**	964
General and administrative	**2,360**	1,963
Financial expenses	**591**	1,534
Stock-based compensation cost (Note 10)	**222**	-
	58,597	49,520
Earnings (Loss) before the undernoted items	**787**	(3,882)
Non-hedge derivative gain (Note 12)	**2,571**	1,665
Income and mining taxes (Note 11)	**3,927**	(92)
Net earnings (loss)	**7,285**	(2,309)
Basic net earnings (loss) per share (in dollars) (Note 10)	**0.03**	(0.01)
Diluted net earnings (loss) per share (in dollars) (Note 10)	**0.03**	(0.01)
Basic weighted average number of common shares outstanding (in thousands)	**240,959**	164,189
Diluted weighted average number of common shares outstanding (in thousands) (Note 10)	**243,867**	164,189
CONSOLIDATED CONTRIBUTED SURPLUS		
(in thousands of United States dollars)		
Balance, beginning, as previously reported	**-**	-
Restatement for the fair-value of options granted in prior years (Note 2)	**15,661**	-
Restated balance, beginning of period	**15,661**	-
Stock-based compensation cost	**222**	-
Fair-value of options exercised	**(34)**	-
Balance, end	**15,849**	-
CONSOLIDATED DEFICIT		
(in thousands of United States dollars)		
Balance, beginning of period, as previously reported	**(111,006)**	(107,448)
Prior year's adjustment to reflect change in accounting for asset retirement obligations (Note 2)	**2,082**	1,930
Restatement for stock-based compensation costs (Note 2)	**(15,873)**	-
Restated balance, beginning of period	**(124,797)**	(105,518)
Net earnings (loss)	**7,285**	(2,309)
Share and warrants issue expenses	**(22)**	-
Balance, end	**(117,534)**	(107,827)

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED CASH FLOWS	First Quarter ended March 31,	
(unaudited)	**2004**	2003
(in thousands of United States dollars)	**$**	$
OPERATING ACTIVITIES		
Net earnings (loss)	**7,285**	(2,309)
Non-cash items		
Deferred revenue – Delivery of gold on the prepaid forward (Note 8)	**(3,057)**	(3,056)
Depreciation, depletion and amortization	**8,388**	7,013
Amortization of deferred stripping costs	**1,822**	1,568
Accretion expense- asset retirement obligations (Note 2)	**698**	248
Deferred gains	**(919)**	(873)
Unrealized non-hedge derivative gain (Note 12)	**(4,337)**	(1,665)
Stock-based compensation cost	**222**	-
Future income tax recovery (Note 11)	**(4,008)**	-
Others	**155**	1,124
	6,249	2,050
Changes in non-cash working capital items (Note 3a)	**1,527**	(1,549)
Cash flow from operating activities	**7,776**	501
INVESTING ACTIVITIES		
Short-term investments	**58,734**	25,208
Investments	**(7,109)**	(371)
Rosebel project	**(16,266)**	(15,493)
Other property, plant and equipment	**(12,594)**	(4,049)
Cash flow from investing activities	**22,765**	5,295
FINANCING ACTIVITIES		
Long-term debt – Borrowings	**394**	22,440
Long-term debt – Repayments	**(1,060)**	(28,621)
Deferred charges	**(23)**	(1,629)
Common shares issued net of issue expenses	**560**	11,925
Cash flow from (used in) financing activities	**(129)**	4,115
Effect of changes in the exchange rate on cash held in foreign currency	**(191)**	(206)
Net increase in cash and cash equivalents	**30,221**	9,705
Cash and cash equivalents, beginning	**28,450**	17,595
Cash and cash equivalents, end (Note 4)	**58,671**	27,300

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS		
(unaudited)	**March 31, 2004**	December 31, 2003
(in thousands of United States dollars)	**$**	$
ASSETS		
Current assets		
Cash and short-term investments (Note 4)	**66,707**	95,220
Receivables	**7,089**	6,488
Settlements receivable	**3,550**	2,927
Production inventories	**8,541**	7,081
Supplies inventory and prepaid expenses	**27,789**	24,615
Current portion of deferred losses (Note 9)	**2,427**	-
	116,103	136,331
Investments and deferred charges (Note 5)	**16,123**	7,065
Property, plant and equipment	**364,872**	354,968
Future income tax assets (Note 11)	**4,008**	-
	501,106	498,364
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**41,634**	36,203
Current portion of long-term debt	**21,219**	16,934
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**-**	3,852
Fair value of non-hedge derivatives (Note 12)	**3,453**	7,790
	78,528	77,001
Long-term debt (Note 7)	**42,320**	47,260
Deferred revenue (Note 8)	**9,166**	12,223
Deferred gains (Note 9)	**625**	755
Asset retirement obligations and other (Note 2)	**23,430**	22,833
Non-controlling interest (Note 6)	**2,000**	-
	156,069	160,072
SHAREHOLDERS' EQUITY		
Common shares, Warrants and Options (Note 10)	**447,776**	446,948
Contributed surplus	**15,849**	-
Deficit	**(117,534)**	(108,924)
Cumulative translation adjustment	**(1,054)**	268
	345,037	338,292
	501,106	498,364

Commitments and contingencies (Notes 12 and 13)

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1.   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements except for the changes in accounting policies mentioned in Note 2. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

2.   CHANGES IN ACCOUNTING POLICIES

Stock-based compensation cost

On January 1, 2004, the Company adopted, retroactively, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the award and recognized over the related service period. These amendments require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its awards granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The fair value of options granted in 2003 was estimated using the Black-Scholes option-pricing model taking into account an expected life of five years, a semi-annual risk-free interest rate of 4.08% and a volatility of 78%. The weighted average fair value of options granted in 2003 was $0.93. There was no option granted during the first quarter of 2004. On January 1, 2004, the Company adopted a retroactive application without restating prior periods as follows:

(in thousands of dollars)	($)
Fair-value of options granted from 1995 to 2003 applied to deficit	15,873
Fair-value of options exercised from 1995 to 2003 transferred to common shares	(212)
	15,661

2.   CHANGES IN ACCOUNTING POLICIES (continued)

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of the CICA, Section 3110, "Accounting for Asset Retirement Obligations" that establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This section generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for the restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. This differs from the prior practice which involved accruing for the estimated reclamation and restoration obligations through annual charges using the estimated economic life of the related deposits.

This change in accounting policy was applied retroactively and reflected in the consolidated financial statements of 2003 as follows:

	December 31, 2003
Consolidated Balance Sheet	$
Increase of property, plant and equipment	5,440
Increase of asset retirement obligations	3,358
Increase of shareholders' equity	2,082

	First Quarter ended March 31, 2003
Consolidated Operations	$
Decrease in mining operations	163
Increase in depreciation, depletion and amortization	169
Increase in net loss	6

The following is a reconciliation of the total liability for asset retirement obligations at December 31, 2003:

	$
Balance at December 31, 2003 as previously reported	16,400
Impact of adoption of CICA Section 3110	3,358
Restated balance at December 31, 2003	19,758

2.   CHANGES IN ACCOUNTING POLICIES (continued)

Other changes in accounting policies

In January 2003, the CICA issued Accounting Guideline No.15 "Consolidation of Variables Interest Entities" ("AcG-15), which harmonizes Canadian GAAP with FASB Interpretation No.46, and provides guidance for applying the principles in Section 1590, "Subsidiaries", to certain special purpose entities. This pronouncement did not have any impact on the Company's consolidated financial statements.

In December 2003, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". The Company currently follows such guidelines.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. This pronouncement did not have any impact on the Company's consolidated financial statements.

3.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a)   Changes in non-cash working capital items

	First Quarter ended March 31,	
	2004	2003
(in thousands of dollars)	**($)**	($)
Receivables	**(1,547)**	(134)
Settlements receivable	**(623)**	211
Production inventories	**(316)**	(2,530)
Supplies inventory and prepaid expenses	**(2,533)**	(2,341)
Accounts payable and accrued liabilities	**6,546**	3,245
	1,527	(1,549)

Some changes in non-cash working capital items for the Rosebel project representing a utilization of liquidities of $7,675,000 for the first quarter of 2004 are included in investing activities. Such are considered as investing activities because they relate to construction of the project or the constitution of working capital prior to beginning of commercial production. Since the beginning of commercial production, changes in non-cash working capital items for Rosebel are presented under operating activities except for the payment of accounts payable related to construction.

3. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

b) Cash flows relating to interest and income and mining taxes

| | First Quarter ended March 31, | |
| | 2004 | 2003 |
(in thousands of dollars)	**($)**	($)
Interest paid	**570**	225
Income and mining taxes paid	**107**	138

4. CASH AND SHORT-TERM INVESTMENTS

| | March 31, 2004 | December 31, 2003 |
(in thousands of dollars)	**($)**	($)
Cash	**10,842**	5,036
Short-term investments with maturities of less than three months, bearing interest varying from 0.90% to 2.20% (0.87% to 2.75% in 2003)	**47,829**	23,414
Cash and cash equivalents	**58,671**	28,450
Restricted cash bearing interest at rates varying from 0.90% to 1.01%	**-**	10,000
Short-term investments with maturities of more than three months but less than six months bearing interest at rates varying from 2.54% to 2.80% (0.89% to 2.85% in 2003)	**8,036**	56,770
Cash and short-term investments	**66,707**	95,220

5. INVESTMENTS AND DEFERRED CHARGES

| | March 31, 2004 | December 31, 2003 |
(in thousands of dollars)	**($)**	($)
Shares of publicly traded companies, at cost[a]	**10,105**	3,023
Residual proceeds receivable from the sale of El Pachon project of $2,000,000 discounted at 6.125%.	**1,830**	1,803
Promissory note receivable from a supplier, without interest	**2,000**	-
	13,935	4,826
Deferred charges	**2,188**	2,239
	16,123	7,065

[a] The fair value of the shares of publicly-traded companies, based on the last quoted market price was $13,561,000 as at March 31, 2004 ($7,091,000 at December 31, 2003).

6.   PROPERTY, PLANT AND EQUIPMENT

Rosebel project

Rosebel mine initiated commercial production on February 11, 2004.

In accordance with the Mineral Agreement, the Company issued to the Government of Suriname following the date of the defined commercial production period, 5% of the participating capital stock of Rosebel Gold Mines N.V., the subsidiary operating the mine, and 2,000,000 non participating shares redeemable at $2,000,000. The Company accounted for a non-controlling interest of $2,000,000 representing the redeemable amount.

The carrying value of the Rosebel project is as follows:

	March 31, 2004	December 31, 2003
(in thousands of dollars)	**($)**	($)
Construction and deferred development	**133,383**	122,486
Non-controlling interest	**2,000**	-
Deferred financial charges	**1,793**	1,790
	137,176	124,276

Liability for asset retirement obligations

At March 31, 2004, estimated undiscounted amounts of cash flow required to settle the obligations, expected timing of payments and average credit-adjusted risk free rate assumed in measuring the asset retirement obligations are as follows:

	Undiscounted amounts required	Expected timing of payments	Average credit adjusted risk free rate	Inflation rate
(in thousands of dollars)	$			
Doyon mine	21,123	2014	6.62%	1.22 %
Omai	4,504	2006	6.11%	1.08 %
Rosebel	2,000	2013	6.11%	1.20 %
Other mines	3,359	2007-2018	6.37%-6.65%	1.11 % - 1.44 %
	30,986			

There were no material assets that were legally restricted for purposes of settling asset retirement obligations at March 31, 2004.

7. LONG-TERM DEBT

(in thousands of dollars)	Total March 31, 2004	Scheduled payments				Total December 31, 2003
		2004 (9 months)	2005	2006	2007	
	$	$	$	$	$	$
2003 Credit facility[a]	**50,000**	13,636	14,545	14,545	7,274	50,000
Balance of purchase price – Camp Caiman	**9,727**	2,155	-	3,842	3,730	9,711
Balance of purchase price – Rosebel	**964**	-	964	-	-	1,952
Other debt - Rosebel	**2,320**	-	759	790	771	1,962
Obligation under capital leases	**528**	118	159	159	92	569
Total	**63,539**	15,909	16,427	19,336	11,867	64,194
Current portion	**21,219**					16,934
Long-term portion	**42,320**					47,260

(a)   As at March 31, 2004, the effective interest rate was 3.63% (3.68% as at December 31, 2003).

Interest

Interest on long-term debt amounted to $481,000 during the first quarter of 2004 ($268,000 during the first quarter of 2003), and of which $223,000 was capitalized in relation with the construction of the Rosebel project ($176,000 in 2003).

8.   DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

Gold deliveries remaining under the prepaid gold forward sales agreement are as follows:

	Number of ounces	*(in thousands of dollars)* ($)
Current portion	51,919	12,222
Long-term portion	38,940	9,166
	90,859	21,388

At March 31, 2004, the estimated fair value of the prepaid gold forward sales agreement was $36,762,000 ($41,336,000 at December 31, 2003).

9.   DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold and US dollars are related to hedging transactions as described in the Company's accounting policies of the annual consolidated financial statements. This account also includes non-hedge derivative losses related to call options sold and variable volume forward (VVF) converted into hedging forward instruments.

(in thousands of dollars)	**March 31, 2004** **($)**	December 31, 2003 ($)
Deferred gains (losses) – Gold	**(4,162)**	1,330
Deferred gains – US dollars	**1,423**	1,436
	(2,739)	2,766
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	**937**	1,841
	(1,802)	4,607
Current portion	**(2,427)**	3,852
Long-term portion	**625**	755

Deferred gains (losses) and fair values of derivatives will be recognized in income as follows: losses of $2,557,000 in 2004 and gains of $520,000 in 2005 and $235,000 in 2006.

10. COMMON SHARES, WARRANTS AND OPTIONS

	First quarter ended March 31, 2004	
(in thousands of dollars)	Number of securities (000)	Amount ($)
Common shares issued and fully paid:		
Balance, beginning of period	240,842	445,743
Issued:		
Exercise of options[2]	228	326
Flow-through common shares	111	367
Stock-based compensation value of options exercised from 1995 to 2003		212
Stock-based compensation value of options exercised in 2004		34
	339	939
Balance, end of period	**241,181**	**446,682**
Common share purchase warrants:		
Balance, beginning of period	150	50
Exercised/Expired	-	-
Balance, end of period	**150**	**50**
Common share purchase options granted following the Ariane merger:[1][2]		
Balance, beginning of period	1,012	1,155
Exercised	(98)	(111)
Balance, end of period	**914**	**1,044**
Total Common shares, Warrants and Options		**447,776**

[1] Upon the merger agreement with Ariane.

[2] The options were exercised by employees of the Company under the Stock Option Plan for directors and key employees and pursuant to the merger agreement with Ariane.

As May 10, 2004, there was 241,879,000 common shares outstanding.

10. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities

During the first quarter of 2004, 228,000 common shares were issued following the exercise of options for total proceeds of $326,000.

On March 18, 2004, some 110,910 common shares were issued at a price of $3.31 (Cdn $4.40) each following a flow-through financing for total proceeds of $367,000 (Cdn $488,000) to incur Canadian Exploration Expenses.

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at March 31, 2004, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was nil in respect of the 2003 issuance and $367,000 for the issuance of 2004.

The Company is also committed to issue, in April 2004, an additional 570,909 common shares with respect to a flow-through financing at a price of $3.27 (Cdn $4.40) each for total proceeds of $1,868,000 (Cdn $2,512,000).

Warrants

As of March 31, 2004, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	150
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
				20,150

10. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Earnings per share

The following number of equity instruments was not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the first quarter of 2004.

Number of instruments	
(in thousands)	**March 31, 2004**
Options	**1,625**
Warrants	**20,000**
	21,625

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

Number of instruments	First Quarter ended March 31,	
(in thousands)	**2004**	2003
Basic weighted average number of common shares outstanding	**240,959**	164,189
Effect of dilutive stock options	**2,780**	-
Effect of dilutive warrants	**128**	-
Diluted weighted average number of common shares outstanding	**243,867**	164,189

Accounting for compensations plans

The Company measures compensation costs related to awards of stock options using the fair value of options granted using the Black-Scholes option-pricing model taking into account an expected life of five years, a semi-annual risk-free interest rate of 4.08% and a volatility of 78% in 2003. A stock-based compensation charge is recognized over the vested period. The weighted average fair value of options granted in 2003 was $0.93. There was no option granted during the first quarter of 2004. The stock-based compensation cost was $222,000 for the first quarter of 2004.

The Board of Directors has approved, on May 12, 2004, the granting of 1.6 million options at a price of Cdn $3.27 each in accordance with the terms of the stock-options plan for directors and key employees.

11. INCOME AND MINING TAXES

In conjunction with the commencement of production at Rosebel which occurred during the first quarter of 2004, the Company recognized, at March 31, 2004, the value of the future income tax assets related to the excess tax values over accounting values of Rosebel assets and of accumulated tax losses, calculated at a rate of 36%, for an amount of $4,008,000. Such future income tax assets had been the subject of a valuation allowance in prior years. The Company now estimates that it is more likely than not that such future income tax assets related to Rosebel will be realized.

As a result of other higher asset values for tax purposes than accounting values and other accumulated losses in Canada, Guyana and the United States, the Company does not anticipate having to pay income tax in the foreseeable future except for the tax on large corporations and capital taxes in Canada. The Company records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized.

The provision for income taxes is made up of the following components:

	First Quarter ended March 31,	
	2004	2003
	$	$
Current Federal income taxes – tax on large corporations in Canada	**81**	92
Future income tax recovery resulting from recognition of Rosebel tax assets	**(4,008)**	-
	(3,927)	92

12. REVENUE PROTECTION PROGRAM

a) Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at March 31, 2004, are as follows[1]:

		2004 (9 months)	2005	2006	2007	Total
Forwards[3]						
Quantity	(000 oz)	122	155	130	56	463
Average price	($/oz)	316	327	326	350	327
Prepaid gold forwards (Note 8)						
Quantity	(000 oz)	39	52	-	-	91
Average price	($/oz)	235	235	-	-	235
Minimum delivery obligations						
Quantity	(000 oz)	161	207	130	56	554
Average price	($/oz)	297	304	326	350	312
Call options sold[2] [3]						
Quantity	(000 oz)	84	-	-	-	84
Average price	($/oz)	301	-	-	-	301
Total delivery commitments						
Quantity	(000 oz)	245	207	130	56	638
Average price	($/oz)	298	304	326	350	310
Gold Purchase						
Quantity	(000 oz)	(140)	-	-	-	(140)
Average price	($/oz)	387	-	-	-	387
Total ounces	(000 oz)	105	207	130	56	498

(1) The designation dates for accounting purposes differ from commitment dates.

(2) The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold and forward positions, totalling 335,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

At March 31, 2004, the estimated fair value of Cambior's gold forward sales, delivery and purchase commitments, excluding the prepaid gold forward, calculated at a spot price of $424 per ounce ($417 per ounce at December 31, 2003), is as follows:

(in thousands of dollars)	March 31, 2004 ($)	December 31, 2003 ($)
Forwards	**(48,349)**	(59,676)
Non-hedge derivatives	**(3,453)**	(7,790)
	(51,802)	(67,466)

12.   REVENUE PROTECTION PROGRAM (continued)

(a)   Gold sales, deliveries and purchase commitments (continued)

The non-hedge derivative gain in the first quarter was as follows:

	First Quarter ended March 31,	
	2004	2003
Variation of the fair value of the non-hedge derivative instrument during the period	**4,337**	1,665
Loss arising from the exercise of call options sold and gold purchase commitments	**(1,766)**	-
Non-hedge derivative gain	**2,571**	1,665

The Company has, between to March 31, 2004 and May 11, 2004, reduced its hedge commitments through buy-backs of 267,000 additional ounces at an average price of $389 per ounce.

(b)   Foreign exchange contracts

As at March 31, 2004, the Company had commitments through foreign exchange forward contracts, to deliver US $25,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.3484 in 2004. As at March 31, 2004, the fair value gain of the foreign exchange contracts was $667,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

13.   CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

14. SEGMENTED INFORMATION

The Company operates five gold mining divisions: Omai, located in Guyana; Doyon, which includes the Mouska mine; Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada, and Rosebel, located in Suriname (since February 2004). The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Camp Caiman property was acquired in November 2003 and is an advanced exploration project.

(in thousands of dollars)	Omai ($)	Doyon ($)	Sleeping Giant ($)	Rosebel ($)	Niobec and others ($)	Camp Caiman ($)	Corporate and projects ($)	Total ($)
First Quarter ended March 31, 2004								
Revenues – Mining operations	26,672	17,292	3,013	5,575	7,091	-	-	59,643
Financial expenses	137	-	(2)	1,364	-	17	(925)	591
Depreciation, depletion and amortization	2,814	3,773	569	934	241	-	57	8,388
Earnings (Loss)	5,862	(2,919)	(161)	535	999	(101)	(2,947)	1,268
Capital expenditures and investments	651	4,448	827	19,293	156	2,070	8,524	35,969
Property, plant and equipment	27,568	101,493	8,737	135,383	17,386	52,356	21,949	364,872
Assets	55,106	107,423	9,787	155,926	27,771	54,009	91,084	501,106
First Quarter ended March 31, 2003								
Revenues – Mining operations	20,569	16,219	1,978	-	5,154	-	63	43,983
Financial expenses	482	-	-	-	-	-	1,052	1,534
Depreciation, depletion and amortization	2,753	3,563	382	-	189	-	126	7,013
Earnings (Loss)	(1,387)	(1,511)	164	(32)	1,248	-	(4,019)	(5,537)
Capital expenditures and investments	555	1,877	637	15,493	578	-	773	19,913
Property, plant and equipment	44,888	93,349	5,315	46,360	14,812	-	18,631	223,355
Assets	60,420	97,891	6,122	49,447	23,476	-	55,303	292,659

Reconciliation of reportable operating segment earnings (loss) to net earnings (loss) is as follows:

(in thousands of dollars)	First Quarter ended March 31, 2004 ($)	2003 ($)
Segment earnings (loss)	4,215	(1,518)
Corporate and projects (loss)	(2,947)	(4,019)
	1,268	(5,537)
Investment and other income	285	1,302
Gain (Loss) on foreign exchange	(544)	353
Non-hedge derivative gain	2,571	1,665
Stock-based compensation cost	(222)	-
Income and mining taxes	3,927	(92)
Net earnings (loss)	7,285	(2,309)

15.   SUBSEQUENT EVENT

On April 21, 2004, the respective Boards of Directors of Cambior and Sequoia Minerals Inc. ("Sequoia") unanimously approved a proposed merger transaction whereby Sequoia will merge with a wholly-owned subsidiary of Cambior. As a result, Cambior will acquire the remaining 50% interest in the Niobec mine owned by Sequoia and became the operator of the mine.

Under the merger agreement, Sequoia shareholders will receive one Cambior share for each 6.3 Sequoia shares. The exchange ratio implies a price of Cdn $0.60 for each share of Sequoia based on the closing price of both companies' shares on the Toronto Stock Exchange on April 19, 2004 and represents a premium of 27.7% of the average closing price of Sequoia during the last 20 trading days. Upon the successful completion of the transaction, Cambior will issue approximately 17.2 million common shares to the Sequoia shareholders. The agreement provides for a break-up fee of Cdn $2 million in the event that Sequoia terminates the proposed transaction to accept a superior offer.

The merger transaction is subject to:

(a)   the satisfactory negotiation and conclusion of a formal merger agreement;

(b)   regulatory approvals;

(c)   the completion of each company's due diligence review prior to closing;

(d)   its approval by Sequoia shareholders at a special meeting to be held in the second quarter of 2004;

(e)   its approval by the banking syndicate of each company;

(f)   the conversion, before or immediately after the closing, of the convertible debentures owned by Capital d'Amérique CDPQ inc. (into 22,722,109 common shares of Sequoia), Fonds de solidarité des travailleurs du Québec (FTQ) (into 9,793,497 common shares of Sequoia) and SGF Mines inc. (SGF) (into 9,088,844 common shares of Sequoia); and

(g)   the obtaining of a fairness opinion by Sequoia.

Including the current outstanding common shares of Sequoia, the outstanding options and the above conversion of debentures, this merger transaction is based on a maximum of 110.2 million common shares of Sequoia. This transaction is scheduled to close promptly following the special meeting of Sequoia shareholders.